December 19, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Pamela Long

Re:	Spiral Energy Tech., Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 17, 2013
File No. 333-183360

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 3, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Spiral Energy Tech., Inc. (the “Company”) filed on August 16, 2012, as amended by Amendment No.1 to the Registration Statement on August 17, 2013. The Company is simultaneously filing Amendment No.2 to the Registration Statement (the “Amendment”).  The Company responds as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.
Please note that you are required to file a marked copy of an amendment on EDGAR pursuant to Rule 310 of Regulation S-T. Please ensure to file a marked copy of future pre-effective amendments to the registration statement. Refer also to Rule 472(a) of Regulation C.

Response:

The Company will file a marked copy of the Amendment.

2.	Please correct the SIC code on the registration statement cover page to accurately reflect your current business operations

Response:

The Company has corrected the SIC code.

3.	Since the number of shares subject to registration has changed, please provide with your next amendment an updated Calculation of Registration Fee table.

Response:

The Company has updated the Calculation of Registration Fee table.

4.
We note your response to comments one and 32 in our letter dated September 12, 2012. Please note that the evaluation of whether you are currently a shell company should be made in light of your assets and operations following the events of April and May, 2013. Therefore, we will consider the information you provide in your interim financial statements for the period ending June 30, 2013, when you file your next amendment. However, even if you may now be considered an operating company, you would not comply with the requirements of Rule 144(i)(2) with respect to the resale of the securities covered by the registration statement since, among other things, Form 10 information related to the operating company has not been available for one year from the time of the filing. As the securities covered by the registration statement appear to have been initially issued by a shell company, please revise the prospectus cover page and the Plan of Distribution section to state that the selling shareholders “are underwriters,” and to fix the offering price for the duration of the offering. For additional guidance, please see Question 137.01 of Securities Act Rules Compliance and Disclosure Interpretations available on our website. We may have additional comments on your disclosures about whether you are currently a shell company upon review of your updated financial information.

Response:

Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”  The definition contained in Rule 405 seeks, in part, to access the “activity” level of registrants.  Without being an inactive company, the asset tests do not appear to be relevant in the determination of shell status under Rule 405. The Company believes that it was not a shell company at the time the securities were initially filed because at such time it did not meet the “inactivity” element of the shell definition.

 By way of analogy, the importance of activity is identified specifically in components of Rule 144, when referencing the Shell definition.  Rule 144 (i)(1) excludes companies from the definition of Shell company that are development stage companies pursuing an actual business, a business combination shell company (as defined in Rule 405) or an asset-backed issuer.  These provisions provide special guidance and provide additional factors required when considering the shell status of an issuer that is operating but may not have significant assets reported on its financial statements to satisfy the second tier inquiry.  We continue to believe that the Company did not meet the first tier of the shell definition in Rule 405 since it has consistently had material operations through its inception in 2008 and had plans and activities, including discussions with Clear Skies Solar Inc., soalr PV suppliers and customers, placement agents and potential business partners.

Overview, Corporate History and Recent Events, page 2

5.
Please clarify here and throughout the prospectus, whether you plan to focus only on the XTRAX system, or whether you will continue to pursue the development of solar modules that are enhanced with holographic optical technology, as suggested by the risk factor entitled “We are a development stage company . . .” beginning on page 3. Please also clarify, if true, that it was the XTRAX patents and trademarks you purchased in April 2013 that you then sold in May to Endeavor IP.

Response:

The Company plans to focus only on the XTRAX system.  The Company sold the XTRAX patents to Endeavor IP, Inc. in May 2013.  The Company retained ownership of the XTRAX trademarks.

Management’s Discussion and Analysis, page 8

Liquidity and Capital Resources, page 11

6.
We note your statement on page 4 that you will require up to $700,000 in the next 12 months in order to implement your business plan. On page 12, you disclose you expect operating cash requirements of $300,000 for the next twelve months and anticipate using up to $45,000 per month as set forth in the table that follows, but for which table indicates total costs of only $109,800. Please revise to reconcile all of these amounts and to clearly disclose the extent to which you are actually using funds in your operations on a monthly basis.

Response:

The Company has revised the Registration Statement to clarify that it will need $300,000 in the next 12 months to implement its business plan, of which approximately $109,000 constitutes the amount needed to complete the testing and certification of its technology.  The remainder will be allocated to paying installers, purchasing supplies, compensation and paying the Company’s legal and financial advisors.

6.           In an appropriate section of the filing please include description of property disclosure in accordance with Item 102 of Regulation S-K, and to the extent applicable, a brief description of any material pending legal proceedings. Refer to Item 103 of Regulation S-K.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

Business, page 14

7.
It is not clear how the transaction with Endeavor IP, Inc. on May 13, 2013, impacts your current and/or planned business operations. Please revise to clearly explain and to describe the nature of Endeavor’s purpose/operations.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

8.
We note from the disclosure on pages 5 and 27 that Clear Skies Solar is inactive and winding down its business. Previously we noted Clear Skies Solar was your planned sole supplier. Please revise to explain the extent to which their winding down affects your current and/or planned business operations.

Response:

The Company has revised the Registration Statement to clarify that Clear Skies Solar is no longer its sole supplier following the Company’s entry into the energy monitoring sector.  Clear Skies’ winding down will have no effect on the Company’s current and planned business operations.

Overview, page 14

9.
Please revise your disclosure in the middle of the first paragraph to briefly disclose the types of “other alternative energy systems” where the meter may be installed. In this regard we note your disclosure on page 23 where you list wind, geo-thermal, tidal and other types of non-fossil fuel dependent energy generation facilities as well as conventional fossil fuel driven energy installations.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

10.
At the end of the first paragraph you disclose that XTRAX® “can also be used to sub-monitor portions of larger scale commercial or utility sized systems to increase efficiency and reporting performance by monitoring ‘strings’ or ‘lines’ individually.” Please expand your disclosure to provide examples of such larger commercial or utility sized systems, as well as explain the features which render XTRAX® suitable for such application.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

11.
You state that the next testing will be performed on the XTRAX® small commercial meter. To the extent necessary, please revise your disclosure to clarify whether you have developed prototypes of two meters: one for residential and small-scale use and one for commercial applications, and describe the main differences between the prototypes.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

12.
Please tell us whether the UL listing, the FCC approval and technical approval by cellular carriers represent ongoing compliance matters. In addition, please expand your disclosure on page 12 with respect to “Time to Completion” aspect of receiving these approvals to provide a baseline of what an “As Required” timeline may represent.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

13.
It is not readily understandable how the XTRAX® system records and monitors carbon credits. Similar to your XTRAX® Recurring Revenue Model disclosure related to measuring and recording of RECs, please disclose how your system is capable of capturing similar information with respect to carbon credits.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

XTRAX® Recurring Revenue Model, page 16

14.	In the second paragraph of your disclosure please provide a basis for your opinion that “New Jersey” has the most developed and valuable REC market...”

Response:

The Company has revised the Registration Statement to remove this language.

15.
In the first paragraph on page 17 you state that the units will be installed under a contract between the company and the owner of the system “whether it be the homeowner or a finance company, by a third party professional who will be paid by the company.” Please expand your disclosure to clarify whether under the contract you will remain the owner of the system, as well as explain the reference to the third party professional by providing examples of, and describing circumstances under which, a contract may be entered with these third parties.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

16.	You state that your fees will be based on purchase contracts. Please explain whether these contracts are separate from the unit installation contract.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

XTRAX® Meter, page 18

17.
Please expand your disclosure in the first paragraph to explain what “non-volatile memory” is. In addition, briefly describe what a “standard revenue grade current transformer” is. Refer to your disclosure in the third paragraph.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

Regulatory Matters, page 21

18.	Please discuss in your disclosure what components of your system render you subject to compliance with the Restriction of Hazardous Substances Directive.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

Certain Relationships and Related Transactions, page 26

19.
We note your response to comment 29 in our letter dated September 12, 2012. As Item 404(c) of Regulation S-K requires disclosure in the event that the company had a promoter at any time during the past five fiscal years, to the extent applicable, please provide requisite disclosure with respect to your former President, Mr. Uribe.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

20.	Briefly describe the type of consulting services Ragonap Enterprises will be providing under the terms of the consulting agreement.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

21.
Given Mr. Green’s relationship with Clear Sky and the debt forgiveness, please describe in this section of the filing your transactions with Clear Sky and indicate “the good and valuable consideration” for which Clear Sky forgave the $15,000 debt (refer to Exhibit 10.15, Debt Forgiveness Agreement). In addition, please explain whether the $3,750 payment to Mr. Green was for his services as an officer of the company.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

Security Ownership of Certain Beneficial Owners and Management, page 27

22.
Please refer to comment two in our letter dated September 12, 2012. In your response you state that you do not believe that the offering ought to comply with Rule 419 of Regulation C since you have a specific business plan and have moved forward with your business operations. We note that on June 1, 2013 the terms of Mr. Bhansali’s restricted stock agreements were amended to change the vesting terms such that the shares may only vest upon the occurrence of a Qualifying Transaction unless accelerated by the board of directors. You define a Qualifying Transaction as one or more acquisitions or dispositions by the company of any business, assets, etc., which value is in excess of $25 million. Please reconcile your response to our prior comment two with the fact that you have recently amended provisions of Mr. Bhansali’s restricted stock purchase agreement in a way that appears to incentivize the company to merge or similarly combine with another company. We may have additional comments upon review of your response.

Response:

The Company has invested substantial time and energy towards developing its remote monitoring system for measuring the production of solar and other renewable energy systems, including the appointment of Ezra Green as the Chief Executive Officer and to the board of directors and Gelvin Stevenson to the board of directors.  Both men have over thirty years of experience in the renewable energy industry and Mr. Green was the form owner of the patented technology that we license from Endeavor IP.  Further, the Company licensed back, and thus received a lower purchase price for, its transferred intellectual property specifically so it could develop its energy monitoring system.  The Company does not believe that the revisions to Mr. Bhansali’s stock grants incentivizes the Company to merge or similarly combine with another Company as the majority of the board members, who will have to approve such a transaction, do not own shares with similar vesting provisions.

Financial Statements

23.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

March 31, 2013 Financial Statements

Note 4. Property and Equipment, page F-7

24.
Please revise to explain the exact nature of “production equipment” and break out material amounts that may be grouped into this category. Explain why five to twenty years is an appropriate estimated useful life (from page F-5). Finally, describe under what circumstances such equipment will be placed in service.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

Note 5. Notes Payable, page F-7

25.
You recorded $15,000 of income for the issuance and then forgiveness of a note to a related party. Please explain how you determined it was appropriate to record income. Tell us precisely what you obtained in exchange for the original issuance of the note. Clarify whether this was for the purchase of an agreement or whether you physically received equipment. Tell us exactly what you obtained title of upon the issuance of the note and summarize the material terms. Clarify whether you recorded a $15,000 debit to property and equipment upon issuance of the note and explain why. Also, explain your consideration of ASC 470-50-40-2, and why the forgiveness of the note by a related party was not a capital transaction (i.e. a credit to equity and not income).

Response:

The Company has determined to reclassify the $15,000 as equity and to treat the note forgiveness as a capital transaction.   In exchange for the original issuance of the note the company purchased an agreement and did not physically receive equipment.

26.	Please revise your filing on page 11 to disclose that the debt forgiveness occurred during the three months ended March 31, 2013, instead of “the second quarter of 2013”, if true.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.  The debt forgiveness is dated June 1, 2013.

Exhibits

27.
Please file the certificate of amendment changing the company’s name to Spiral Energy Tech, Inc., as an amendment to the registration statement. The current Exhibit 3.3 related to the change in the company’s capitalization.

Response:

The Company has revised the Registration Statement to comply with the Staff’s comment above.

Exhibit 23.1

28.
The consent provided does not mention the balance sheet as of December 31, 2011, or the income statement for the year ending December 31, 2011. Please provide a consent that addresses the periods in the audit report on page F-11.

Response:

The Company has revised the Registration Statement to provide a consent that addresses the periods in the audit report.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (516) 783-9600 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Ezra Green

Ezra Green, Chief Executive Officer